UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )

Glowpoint, Inc.

————————————————————————————————————

(Name of Issuer)

Common Stock, $0.0001 par value per share

————————————————————————————————————

(Title of Class of Securities)

379887201

————————————————————————————————————

(CUSIP Number)

Shad Stastney

Vicis Capital, LLC

445 Park Avenue, Suite 1043

New York, NY 10022

(212) 909-4600

————————————————————————————————————

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 1, 2013

————————————————————————————————————

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ X ]

CUSIP No. 379887201

1.	Names of Reporting Persons.

Vicis Capital, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions)

OO — funds of its advisory client
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power

8,942,805
	8.	Shared Voting Power

0
	9.	Sole Dispositive Power

8,942,805
	10.	Shared Dispositive Power

0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

8,942,805
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)

31.2%
14.	Type of Reporting Person (See Instructions)

IA

Item 1. Security and Issuer

The securities to which this Schedule 13D (the “Schedule”) relates are shares of common stock, par value $0.0001 per share (the “Common Stock”), of Glowpoint, Inc. (the “Issuer”). The address of the Issuer’s principal executive offices is 430 Mountain Avenue, Murray Hill, NJ 07974.

Item 2. Identity and Background

(a)	The name of the Reporting Person is Vicis. Vicis Capital Master Fund (the “Fund”), for which Vicis acts as investment advisor, directly holds 8,942,805 of the shares reported on this Schedule. Vicis may be deemed to beneficially own such 8,942,805 shares within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, by virtue of the voting and dispositive power over such shares granted by the Fund to Vicis.

(b)	The address of Vicis is 445 Park Avenue, Suite 1043, New York, NY 10022.

(c)	Vicis is an investment adviser registered under the Investment Advisers Act of 1940, as amended, that provides investment advisory services to the Fund.

(d)	Vicis has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)	Vicis has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Vicis Capital, LLC is a limited liability company organized under the laws of the state of Delaware.

Pursuant to General Instruction C of Schedule 13D, the following information is being provided with respect to each member of Vicis (the “Insiders”):

Members of Vicis Capital, LLC

Name	Occupation
Shad Stastney	Member and Chief Operating Officer
John Succo	Member and Chief Investment Officer
Sky Lucas	Member and Head of Global Convertible Arbitrage

The business address of each of the Insiders is 445 Park Avenue, Suite 1043, New York, NY 10022. To Vicis’s knowledge, each of the Insiders is a United States citizen, and none of the Insiders has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any Insider been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The Fund holds: (i) 8,942,805 shares of Common Stock; and(ii) 95 shares of the Issuer’s Series B-1 Preferred Stock (the “Series B-1 Preferred Stock”). Vicis obtained the funds to acquire such shares through the funds of the Fund.

In the past 60 days , the Fund sold, in open-market sales at the prices and in the amounts listed in the chart below, the following shares of Common Stock:

Sale Date	Shares of Common Stock Sold	Sale Price Per Share
4/2/2013	1,499	$1.4187
4/16/2013	285,047	$1.0021

On April 17, 2013, the Fund sold 4 shares of Series B-1 Preferred Stock in a privately negotiated transaction at a price of $5,000 per share.

The Series B-1 Preferred Stock is not convertible into shares of Common Stock. As a result, Vicis may be deemed to beneficially own 8,942,805 shares of Common Stock.

Item 4. Purpose of Transaction.

Vicis, on behalf of the Fund, acquired the securities of the Issuer described in this Schedule as held by the Fund for investment purposes in the ordinary course of its business pursuant to specified investment objectives of the Fund.

The Reporting Person and its representatives, and representatives of the Fund, have had and expect to have discussions with senior management of the Issuer and/or third parties concerning ways in which the Issuer could maximize shareholder value. Furthermore, the Reporting Person and its representatives, and representatives of the Fund, are considering (but do not have any present plan or proposal relating to) additional actions, including actions that relate to or would result in one or more of the items specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act, that might be taken in an effort to maximize shareholder value.

Except as set forth in this Item 4 or in Item 3 hereto, the Reporting Person does not have any present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act. The Reporting Person will continue to review this position based upon further developments.

As permitted by law, the Reporting Person may purchase additional shares of Common Stock or other securities convertible, exchangeable or exercisable into Common Stock or dispose of any or all of such securities from time to time in the open market, in privately negotiated transactions, or otherwise, depending upon future evaluation of the Issuer and upon other developments, including general economic and stock market conditions.

Item 5. Interest in Securities of the Issuer

(a)	The Fund, for which Vicis Capital, LLC acts as investment advisor, directly holds 8,942,805 of the shares reported on this Schedule. Vicis Capital, LLC may be deemed to beneficially own such 8,942,805 shares within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, by virtue of the voting and dispositive power over such shares granted by Vicis Capital Master Fund to Vicis Capital, LLC. The voting and dispositive power granted to Vicis Capital, LLC by Vicis Capital Master Fund may be revoked at any time. Vicis disclaims beneficial ownership of any shares reported on this Schedule. The foregoing 8,942,805 shares of Common Stock represent approximately 31.2% of the Issuer’s outstanding Common Stock (based upon 28,618,000 shares of Common Stock outstanding at April 22, 2013, as reported by the Issuer in its Definitive Proxy Statement on Schedule 14A filed with the SEC on April 29, 2013).

(b)	For information on voting and dispositive power with respect to the above-listed shares, see Items 7-10 of the Cover Pages.

(c)	Except as disclosed in Item 3 of this Schedule, the Reporting Person has not effected any transaction in the Common Stock in the past 60 days.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Items 3 and 4 is hereby incorporated by reference in this Item 6.

Item 7. Material to Be Filed as Exhibits

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

VICIS CAPITAL, LLC

May 1, 2013

———————————————————————

Date

By:          /s/ Andrew Comito

———————————————————————

Name: Andrew Comito

Title: Compliance Officer*

* Executed pursuant to the authorization of the members of Vicis Capital, LLC attached as Attachment A to the Schedule 13D/A previously filed with the SEC by Vicis Capital, LLC with respect to The Amacore Group, Inc. on October 1, 2009.